Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF APRIL 30, 2018

DATE, TIME AND PLACE: On April 30, 2018 at 5:00 p.m. at Avenida Brigadeiro Faria Lima, 3.500, 1º andar, in the city and state of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members, with the participation of the Directors as permitted by item 6.7.1. of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

Opening the meeting, the Directors examined the financial statements for the period from January to March 2018, which were the subject matter of: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report of the Independent Auditors.

After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A.– Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.)

CLOSING: Once the work was completed, after being drafted, read and approved by all, these minutes were signed by the present members and will later be signed by those who participated in the meeting on a remote basis. São Paulo (SP), April 30, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Alfredo Egydio Setubal, Amos Genish, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Members of the Board.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer